FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 15, 2004

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: July 15, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 04-07 July 15, 2004

TURKEY

VAT EXEMPTION AND NEW MINING LAW

(all figures in U.S. dollars)

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to announce that the government of Turkey has passed into law two major pieces of legislation positively impacting the mining industry.  Legislation exempting the production of gold in Turkey from Value Added Tax (“VAT”) and amendments to the Mining Law have been passed by the Turkish Parliament.

The VAT

The Turkish VAT Law is amended to exempt the gold mining industry (producers of gold and/silver in Turkey) from paying VAT on their activities including exploration, construction, purchase of equipment, mine operation, smelting and refining.  The amended VAT Law makes Turkey consistent and competitive with other countries in its treatment of VAT by reducing the cost of mine construction and production of precious metals.

The VAT Law states that: “deliveries of goods and services to the explorers, operators, smelters and refiners of precious metals, such as gold and silver, are exempted from VAT”.  Therefore vendors will not charge VAT on their invoices for the goods and services they provide.  Similarly Eldorado will not charge VAT on sales of gold doré or gold bullion.

The amendment to the VAT Law positively impacts the Company’s Kisladag Project.  The initial capital investment for the project will decrease by $10.7 million and cash operating cost will decrease by $23.00 per ounce to $165.00 as stated in our May 20, 2004 press release “Kisladag Project Update”. Paul Wright commented “this change improves the return on the Kisladag Project to 43% at a $350.00/oz gold price.  We are very proud of our Turkish staff and the mining industry for working with the Government to resolve this issue.”

The Mining Law

The Mining Law now consolidates the activity of all sectors of the industry including, hard rock, soft rock and industrial minerals mining as well as quarrying and aggregate industries.  Some significant changes affecting the activities of the Company in Turkey are summarized as follows:

  Access to lands previously restricted from mining activities will now be possible through a general regulation of the Council of Ministers;

  Fund Fees of 5% on capital installations on Forest Lease Lands required in the old legislation no longer apply;

  The Expropriation Law No 2942 which governs procedure to acquire land critical to fulfillment of investment now applies to mining activities;

  A Royalty on ore processed off site will be paid to the State for mining activities amounting to 2% of the sales value of the ore mined. Ore processed on site at the operators’ plant is reduced to 1%.  This compares with previous royalties of 3% of operating cash costs.

“At a time when many jurisdictions are increasing the tax burden for gold mining companies, we are extremely appreciative of the continued enlightened attitude of the Turkish Government.  The elimination of VAT and the significant amendments to the Mining Law exemplify the continued active support of the Government in promoting a positive environment enabling the industry to  flourish in Turkey.” commented Paul Wright, President and CEO.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188 – 550 Burrard St.,

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com